United States securities and exchange commission logo





                          September 9, 2021

       Darrin R. Uecker
       Chief Executive Officer
       Pulse Biosciences, Inc.
       3957 Point Eden Way
       Hayward, CA 94545

                                                        Re: Pulse Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 3,
2021
                                                            File No. 333-259330

       Dear Mr. Uecker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew D. Hoffman, Esq.